                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                        UNDER THE SECURITIES ACT OF 1934


                      Safety Components International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title and Class of Securities)


                                    786474205
--------------------------------------------------------------------------------
                                 (CUSIP Number)




                                WL Ross & Co. LLC
                              600 Lexington Avenue
                            New York, New York 10022
                           Attention: David H. Storper
                        Facsimile Number: (212) 317-4892
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 23, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 13 Pages)

------------------------------                                                     ---------------------------------------------
CUSIP NO. 786474205                              SCHEDULE 13D                                  PAGE 2 OF 13 PAGES
------------------ -------------------------------------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   WL Ross & Co. LLC (1)
------------------ -------------------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a)  [ ]
                                                                                           (b)  [ ]
------------------ -------------------------------------------------------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS
                   PF
------------------ -------------------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                   2(d) or 2(e)                                                                 [ ]
------------------ -------------------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
------------------------------- -------- ---------------------------------------------------------------------------------------
                                   7     SOLE VOTING POWER
                                             4,162,394 (1) (2)
                                -------- ---------------------------------------------------------------------------------------
       NUMBER OF SHARES            8     SHARED VOTING POWER
         BENEFICIALLY                        -0-
           OWNED BY             -------- ---------------------------------------------------------------------------------------
        EACH REPORTING             9     SOLE DISPOSITIVE POWER
         PERSON WITH                         4,162,394 (1) (2)
                                -------- ---------------------------------------------------------------------------------------
                                  10     SHARED DISPOSITIVE POWER
                                             -0-
------------------ -------------------------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   4,162,394 (1)
------------------ -------------------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES        [ ]
------------------ -------------------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   77.3%
------------------ -------------------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON
                   IA
------------------ -------------------------------------------------------------------------------------------------------------


(1) The shares are beneficially owned directly by WLR Recovery Fund II, L.P. and WLR Recovery Fund III, L.P. (together, the "Funds"). The general partner of WLR Recovery Fund II, L.P. is WLR Recovery Associates II LLC. Wilbur L. Ross, Jr. is the managing member, and WL Ross & Co., LLC is the investment advisor, of WLR Recovery Associates II LLC. The general partner of WLR Recovery Fund III, L.P. is WLR Recovery Associates III LLC. Wilbur L. Ross, Jr. is the managing member, and WL Ross & Co. LLC is the investment advisor, of WLR Recovery Associates III LLC. Accordingly, WL Ross & Co. LLC, the Funds, WLR Recovery Associates II LLC, WLR Recovery Associates III LLC, and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares beneficially owned directly by the Funds.

(2) The Funds are deemed to beneficially own the shares pursuant to their right to acquire the shares under the Stock Purchase Agreement dated September 23, 2005 between Zapata Corporation and WLR Recovery Fund III, L.P., as amended by Amendment No. 1 and Joinder dated September 26, 2005. See Items 4 and 6.

------------------------------                                                     ---------------------------------------------
CUSIP NO.  786474205                              SCHEDULE 13D                                  PAGE 3 OF 13 PAGES
------------------ -------------------------------------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   WLR Recovery Fund II, L.P. (1)
------------------ -------------------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a)  [ ]
                                                                                           (b)  [ ]
------------------ -------------------------------------------------------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS
                   PF
------------------ -------------------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                   2(d) or 2(e)                                                                 [ ]
------------------ -------------------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
------------------------------- -------- ---------------------------------------------------------------------------------------
                                   7     SOLE VOTING POWER
                                             241,419 (1) (2)
                                -------- ---------------------------------------------------------------------------------------
       NUMBER OF SHARES            8     SHARED VOTING POWER
         BENEFICIALLY                        -0-
           OWNED BY             -------- ---------------------------------------------------------------------------------------
        EACH REPORTING             9     SOLE DISPOSITIVE POWER
         PERSON WITH                         241,419 (1) (2)
                                -------- ---------------------------------------------------------------------------------------
                                  10     SHARED DISPOSITIVE POWER
                                             -0-
------------------ -------------------------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    241,419 (1)
------------------ -------------------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES        [ ]
------------------ -------------------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   4.5%
------------------ -------------------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON
                   PN
------------------ -------------------------------------------------------------------------------------------------------------


(1) The shares are beneficially owned directly by WLR Recovery Fund II, L.P. (the "Fund"). The general partner of the Fund is WLR Recovery Associates II LLC. Wilbur L. Ross, Jr. is the managing member, and WL Ross & Co. LLC is the investment advisor, of WLR Recovery Associates II LLC. Accordingly, WL Ross & Co. LLC, WLR Recovery Associates II LLC, and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares beneficially owned directly by the Fund.

(2) The Fund is deemed to beneficially own the shares pursuant to its right to acquire the shares under the Stock Purchase Agreement dated September 23, 2005 between Zapata Corporation and WLR Recovery Fund III, L.P., as amended by Amendment No. 1 and Joinder dated September 26, 2005. See Items 4 and 6.

------------------------------                                                     ---------------------------------------------
CUSIP NO.  786474205                              SCHEDULE 13D                                  PAGE 4 OF 13 PAGES
------------------ -------------------------------------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   WLR Recovery Fund III, L.P. (1)
------------------ -------------------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a)  [ ]
                                                                                           (b)  [ ]
------------------ -------------------------------------------------------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS
                   PF
------------------ -------------------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                   2(d) or 2(e)                                                                 [ ]
------------------ -------------------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
------------------------------- -------- ---------------------------------------------------------------------------------------
                                   7     SOLE VOTING POWER
                                             3,920,975 (1) (2)
                                -------- ---------------------------------------------------------------------------------------
       NUMBER OF SHARES            8     SHARED VOTING POWER
         BENEFICIALLY                        -0-
           OWNED BY             -------- ---------------------------------------------------------------------------------------
        EACH REPORTING             9     SOLE DISPOSITIVE POWER
         PERSON WITH                         3,920,975 (1) (2)
                                -------- ---------------------------------------------------------------------------------------
                                  10     SHARED DISPOSITIVE POWER
                                             -0-
------------------ -------------------------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    3,920,975 (1)
------------------ -------------------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES        [ ]
------------------ -------------------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   72.8%
------------------ -------------------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON
                   PN
------------------ -------------------------------------------------------------------------------------------------------------


(1) The shares are beneficially owned directly by WLR Recovery Fund III, L.P. (the "Fund"). The general partner of the Fund is WLR Recovery Associates III LLC. Wilbur L. Ross, Jr. is the managing member, and WL Ross & Co. LLC is the investment advisor, of WLR Recovery Associates III LLC. Accordingly, WL Ross & Co. LLC, WLR Recovery Associates III LLC, and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares beneficially owned directly by the Fund.

(2) The Fund is deemed to beneficially own the shares pursuant to its right to acquire the shares under the Stock Purchase Agreement dated September 23, 2005 between Zapata Corporation and the Fund, as amended by Amendment No. 1 and Joinder dated September 26, 2005. See Items 4 and 6.

------------------------------                                                     ---------------------------------------------
CUSIP NO.  786474205                              SCHEDULE 13D                                  PAGE 5 OF 13 PAGES
------------------ -------------------------------------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   WLR Recovery Associates II LLC (1)
------------------ -------------------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a)  [ ]
                                                                                           (b)  [ ]
------------------ -------------------------------------------------------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS
                   PF
------------------ -------------------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                   2(d) or 2(e)                                                                 [ ]
------------------ -------------------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
------------------------------- -------- ---------------------------------------------------------------------------------------
                                   7     SOLE VOTING POWER
                                             241,419 (1) (2)
                                -------- ---------------------------------------------------------------------------------------
       NUMBER OF SHARES            8     SHARED VOTING POWER
         BENEFICIALLY                        -0-
           OWNED BY             -------- ---------------------------------------------------------------------------------------
        EACH REPORTING             9     SOLE DISPOSITIVE POWER
         PERSON WITH                         241,419 (1) (2)
                                -------- ---------------------------------------------------------------------------------------
                                  10     SHARED DISPOSITIVE POWER
                                             -0-
------------------ -------------------------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    241,419 (1)
------------------ -------------------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES        [ ]
------------------ -------------------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   4.5%
------------------ -------------------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON
                   OO
------------------ -------------------------------------------------------------------------------------------------------------


(1) The shares are beneficially owned directly by WLR Recovery Fund II, L.P. (the "Fund") The general partner of the Fund is WLR Recovery Associates II LLC. Wilbur L. Ross, Jr. is the managing member, and WL Ross & Co. LLC is the investment advisor, of WLR Recovery Associates II LLC. Accordingly, WL Ross & Co. LLC, WLR Recovery Associates II LLC, and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares beneficially owned directly by the Fund.

(2) The Fund is deemed to beneficially own the shares pursuant to its right to acquire the shares under the Stock Purchase Agreement dated September 23, 2005 between Zapata Corporation and WLR Recovery Fund III, L.P., as amended by Amendment No. 1 and Joinder dated September 26, 2005. See Items 4 and 6.

------------------------------                                                     ---------------------------------------------
CUSIP NO.  786474205                              SCHEDULE 13D                                  PAGE 6 OF 13 PAGES
------------------ -------------------------------------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   WLR Recovery Associates III LLC (1)
------------------ -------------------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a)  [ ]
                                                                                           (b)  [ ]
------------------ -------------------------------------------------------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS
                   PF
------------------ -------------------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                   2(d) or 2(e)                                                                 [ ]
------------------ -------------------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
------------------------------- -------- ---------------------------------------------------------------------------------------
                                   7     SOLE VOTING POWER
                                             3,920,975 (1) (2)
                                -------- ---------------------------------------------------------------------------------------
       NUMBER OF SHARES            8     SHARED VOTING POWER
         BENEFICIALLY                        -0-
           OWNED BY             -------- ---------------------------------------------------------------------------------------
        EACH REPORTING             9     SOLE DISPOSITIVE POWER
         PERSON WITH                         3,920,975 (1) (2)
                                -------- ---------------------------------------------------------------------------------------
                                  10     SHARED DISPOSITIVE POWER
                                             -0-
------------------ -------------------------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    3,920,975 (1)
------------------ -------------------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES        [ ]
------------------ -------------------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   72.8%
------------------ -------------------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON
                   OO
------------------ -------------------------------------------------------------------------------------------------------------


(1) The shares are beneficially owned directly by WLR Recovery Fund III, L.P. (the "Fund"). The general partner of the Fund is WLR Recovery Associates III LLC. Wilbur L. Ross, Jr. is the managing member, and WL Ross & Co. LLC is the investment advisor, of WLR Recovery Associates III LLC. Accordingly, WL Ross & Co. LLC, WLR Recovery Associates III LLC, and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares beneficially owned directly by the Fund.

(2) The Fund is deemed to beneficially own the shares pursuant to its right to acquire the shares under the Stock Purchase Agreement dated September 23, 2005 between Zapata Corporation and the Fund, as amended by Amendment No. 1 and Joinder dated September 26, 2005. See Items 4 and 6.

------------------------------                                                     ---------------------------------------------
CUSIP NO.  786474205                              SCHEDULE 13D                                  PAGE 7 OF 13 PAGES
------------------ -------------------------------------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   Wilbur L. Ross, Jr. (1)
------------------ -------------------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a)  [ ]
                                                                                           (b)  [ ]
------------------ -------------------------------------------------------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS
                   PF
------------------ -------------------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                   2(d) or 2(e)                                                                 [ ]
------------------ -------------------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
------------------------------- -------- ---------------------------------------------------------------------------------------
                                   7     SOLE VOTING POWER
                                             4,162,394 (1) (2)
                                -------- ---------------------------------------------------------------------------------------
       NUMBER OF SHARES            8     SHARED VOTING POWER
         BENEFICIALLY                        -0-
           OWNED BY             -------- ---------------------------------------------------------------------------------------
        EACH REPORTING             9     SOLE DISPOSITIVE POWER
         PERSON WITH                         4,162,394 (1) (2)
                                -------- ---------------------------------------------------------------------------------------
                                  10     SHARED DISPOSITIVE POWER
                                             -0-
------------------ -------------------------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    4,162,394 (1)
------------------ -------------------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES       [ ]
------------------ -------------------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   77.3%
------------------ -------------------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON
                   IN
------------------ -------------------------------------------------------------------------------------------------------------


(1) The shares are beneficially owned directly by WLR Recovery Fund II, L.P. and WLR Recovery Fund III, L.P. (together, the "Funds"). The general partner of WLR Recovery Fund II, L.P. is WLR Recovery Associates II LLC. Wilbur L. Ross, Jr. is the managing member, and WL Ross & Co., LLC is the investment advisor, of WLR Recovery Associates II LLC. The general partner of WLR Recovery Fund III, L.P. is WLR Recovery Associates III LLC. Wilbur L. Ross, Jr. is the managing member, and WL Ross & Co. LLC is the investment advisor, of WLR Recovery Associates III LLC. Accordingly, WL Ross & Co. LLC, WLR Recovery Associates II LLC, WLR Recovery Associates III LLC, and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares beneficially owned directly by the Funds.

(2) The Funds are deemed to beneficially own the shares pursuant to their right to acquire the shares under the Stock Purchase Agreement dated September 23, 2005 between Zapata Corporation and WLR Recovery Fund III, L.P., as amended by Amendment No. 1 and Joinder dated September 26, 2005. See Items 4 and 6.

---------------------                                   ------------------------
CUSIP NO.  786474205              SCHEDULE 13D             PAGE 8 OF 13 PAGES
---------------------                                   ------------------------


ITEM 1.    SECURITY AND ISSUER.

           This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Safety Components International, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 41 Stevens Street, Greenville, SC 29605.


ITEM 2.    IDENTITY AND BACKGROUND.

(a)        Names of Persons Filing:

           1.       WL Ross & Co. LLC

           2.       WLR Recovery Fund II, L.P.

           3.       WLR Recovery Fund III, L.P.

           4.       WLR Recovery Associates II LLC

           5.       WLR Recovery Associates III LLC

           6.       Wilbur L. Ross, Jr.

(Each person listed above is a "Reporting Person" and collectively "Reporting Persons")

(b)        Address of principal business office for each of the Reporting
           Persons is:

           600 Lexington Avenue, 19th Floor
           New York, New York 10022

(c) The principal occupation of each of the Reporting Persons is that of investment advisor.

(d) - (e)  None of the Reporting Persons, has, during the last five years,
           (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        Citizenship

           See Item 6 of each cover page.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           On September 26, 2005, Zapata Corporation, a Nevada corporation ("Zapata"), WLR Recovery Fund II, L.P., a Delaware limited partnership ("WLR
II), and WLR Recovery Fund III, L.P., a Delaware limited partnership ("WLR III" and collectively with WLR II, referred to as the "Funds"), entered into an Escrow Agreement (the "Escrow Agreement") with Citibank, N.A., as escrow agent (the "Escrow Agent"). Under the Escrow Agreement, Zapata deposited its stock certificate representing 4,162,394 shares of Common Stock and the Funds deposited the purchase price in respect thereof, $51,197,446 in the aggregate, from funds on hand pending the closing.


ITEM 4.    PURPOSE OF TRANSACTION.

           On September 23, 2005, Zapata entered into a Stock Purchase Agreement with WLR III to sell to WLR III all of the 4,162,394 shares the Issuer's Common Stock held by Zapata. On September 26, 2005, Zapata and the Funds entered into Amendment No. 1 and Joinder Agreement which joined WLR II as a party to the Stock Purchase Agreement. The Amendment No. 1 provides that WLR II and WLR III shall purchase 241,419 and 3,920,975 shares, respectively. The purchase price is $12.30 per share or $51,197,446 in the aggregate, which will be paid in immediately available funds at the closing of the transaction.

---------------------                                   ------------------------
CUSIP NO. 786474205               SCHEDULE 13D             PAGE 9 OF 13 PAGES
---------------------                                   ------------------------

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)      See Rows 7, 9, 11 and 13 of each cover page.

The percentages in Row 13 of each cover page are based on 5,385,147 shares of Common Stock that were outstanding as of August 1, 2005, as reported in the Issuer's Form 10-Q for the quarterly period ending June 30, 2005.

(b)      Under the Stock Purchase Agreement and Escrow Agreement described in
         Item 4 and 6, Zapata has the sole power to vote the Issuer's shares pending the closing of the sale to the Funds. The Stock Purchase Agreement provides that after the closing of the transaction and the issuance in the name of the Funds of certificates representing the purchased Issuer shares, Zapata will cause its representatives to resign as directors of the Issuer. After the closing and until the issuance of the certificates, Zapata is obligated to vote the Funds' nominees to the Issuer's board of directors.

(c) Except as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

(d) Under the Stock Purchase Agreement and Escrow Agreement described in Items 4 and 6, all dividends distributions declared and paid prior to the closing of the transactions contemplated thereunder are to be deposited in escrow with the Escrow Agent. The Funds are entitled to receive all such dividends or distributions upon the closing of the transaction. If the transaction is not closed and the shares are returned to Zapata, Zapata shall be entitled to receive the dividends and distribution.

(e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On September 23, 2005, WLR III entered into a Stock Purchase Agreement described in Item 4 above and on September 26, 2005, the Funds entered into Amendment No. 1 and Joinder Agreement also described in Item 4 above. On September 26, 2005, the Funds entered into an Escrow Agreement referred to in
Item 3 above. The descriptions of the Stock Purchase Agreement, as amended, and Escrow Agreement contained in Item 4 above are incorporated by reference in this
Item 6.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement between WL Ross & Co. LLC, WLR Recovery Fund II, L.P., WLR Recovery Fund III, L.P., WLR Recovery Associates II LLC, WLR Recovery Associates III LLC and Wilbur L. Ross, Jr., as to joint filing of Schedule 13D.

Exhibit 2 Disclaimer of Beneficial Ownership by WL Ross & Co. LLC, WLR Recovery Associates II LLC, WLR Recovery Associates III LLC and Wilbur L. Ross, Jr.

Exhibit 3 Stock Purchase Agreement dated September 23, 2005 between Zapata Corporation and WLR Recovery Fund III, L.P., as amended by Amendment No. 1 and Joinder dated September 26, 2005 (filed as Exhibit No. 1 to Amendment No. 6 to Schedule 13D, filed by Zapata Corporation on October 3, 2005, and which is hereby incorporated by reference)

Exhibit 4 Escrow Agreement dated September 26, 2005 among WLR Recovery Fund II, L.P., WLR Recovery Fund III, L.P., Zapata Corporation and Citibank N.A., as escrow agent (filed as Exhibit No. 2 to Amendment No. 6 to Schedule 13D, filed by Zapata Corporation on October 3, 2005, and which is hereby incorporated by reference)

---------------------                                   ------------------------
CUSIP NO.  786474205              SCHEDULE 13D             PAGE 10 OF 13 PAGES
---------------------                                   ------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 3, 2005
                                      WL Ross & Co. LLC

                                      By:   /s/ Wilbur L. Ross, Jr.
                                            ------------------------------------
                                            Wilbur L. Ross, Jr.,
                                            its Managing Member

                                      WLR Recovery Fund II, L.P.
                                      By:   WLR Recovery Associates II LLC,
                                            its General Partner

                                      By:   /s/ Wilbur L. Ross, Jr.
                                            ------------------------------------
                                            Wilbur L. Ross, Jr.,
                                            its Managing Member

                                      WLR Recovery Fund III, L.P.
                                      By:   WLR Recovery Associates III LLC,
                                            its General Partner

                                      By:   /s/ Wilbur L. Ross, Jr.
                                            ------------------------------------
                                            Wilbur L. Ross, Jr.,
                                            its Managing Member

                                      WLR Recovery Associates II LLC

                                      By:   /s/ Wilbur L. Ross, Jr.
                                            ------------------------------------
                                            Wilbur L. Ross, Jr.,
                                            its Managing Member

                                      WLR Recovery Associates III LLC

                                      By:   /s/ Wilbur L. Ross, Jr.
                                            ------------------------------------
                                            Wilbur L. Ross, Jr.,
                                            its Managing Member

                                      By:   /s/ Wilbur L. Ross, Jr.
                                            ------------------------------------
                                            Wilbur L. Ross, Jr.

---------------------                                   ------------------------
CUSIP NO. 786474205              SCHEDULE 13D             PAGE 11 OF 13 PAGES
---------------------                                   ------------------------



                          EXHIBIT INDEX TO SCHEDULE 13D
                               ZAPATA CORPORATION

Exhibit 1 Agreement between WL Ross & Co. LLC, WLR Recovery Fund II, L.P., WLR Recovery Fund III, L.P., WLR Recovery Associates II LLC, WLR Recovery Associates III LLC and Wilbur L. Ross, Jr., as to joint filing of Schedule 13D.

Exhibit 2 Disclaimer of Beneficial Ownership by WL Ross & Co. LLC, WLR Recovery Associates II LLC, WLR Recovery Associates III LLC and Wilbur L. Ross, Jr.

Exhibit 3 Stock Purchase Agreement dated September 23, 2005 between Zapata Corporation and WLR Recovery Fund III, L.P., as amended by Amendment No. 1 and Joinder dated September 26, 2005 (filed as Exhibit No. 1 to Amendment No. 6 to Schedule 13D, filed by Zapata Corporation on October 3, 2005, and which is hereby incorporated by reference)

Exhibit 4 Escrow Agreement dated September 26, 2005 among WLR Recovery Fund II, L.P., WLR Recovery Fund III, L.P., Zapata Corporation and Citibank N.A., as escrow agent (filed as Exhibit No. 2 to Amendment No. 6 to Schedule 13D, filed by Zapata Corporation on October 3, 2005, and which is hereby incorporated by reference)